May 3, 2019

Virgilio Deloy Capobianco Gibbon
Chief Executive Officer
Afya Ltd
Alameda Oscar Niemeyer, No 119, Sala 504
Vila da Serra, Nova Lima, Minas Gerais
Brazil

       Re: Afya Ltd
           Draft Registration Statement on Form F-1
           Submitted April 8, 2019
           CIK No. 0001771007

Dear Mr. Gibbon:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. You state that the holders of your Class B common shares (the Esteves Family and
       Crescera) are entitled to preemptive rights in the event that additional Class A common shares are issued, in order to maintain the Class B holders' proportional ownership interest. Expand your disclosure throughout to discuss how this will operate in practice.
       Clarify whether Class B holders will maintain control of all matters requiring shareholder approval unless those shares are converted or otherwise disposed of. Virgilio Deloy Capobianco Gibbon
FirstName LastNameVirgilio Deloy Capobianco Gibbon
Afya Ltd
Comapany NameAfya Ltd
May 3, 2019
May 3, 2019 Page 2
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Prospectus Summary
Overview, page 1

2. Provide the basis for your assertion that you are "the leading medical education group in
         Brazil."
3. To provide context, where you discuss your various product and service offerings and net revenues, also disclose the percentage of your revenues derived from each of monthly tuition fees, digital platform subscription fees, and fees charged to third-party medical schools that use your digital medical residency preparatory products and services.
4. To provide context to your operating data, disclose the extent to which increases are due to acquisitions versus organic growth.
5.       Where you present historical operating and other data as of December
31, 2018
         throughout the prospectus summary and elsewhere, confirm you are not including the operations of companies you acquired after that date.
6. We note your disclosure that two of the seven Mais Medicos program awards are currently suspended. Briefly explain why.
Market Opportunity, page 2

7. Provide the basis for your assertion that the total addressable market for the medical career segment in Brazil was R$16.4 billion as of December 31, 2018, particularly with regard to the calculation per lifelong medical learner. Also briefly expand your discussion of the macroeconomic factors you believe will result in overall growth of the medical education market in Brazil.
8. You disclose growth rates for private healthcare spending and public healthcare spending in Brazil from 2010 to 2015. Disclose whether these trends have continued since 2015.
Our Competitive Strengths
High quality standards, page 7

9. It is unclear why you are comparing the Net Promoter Scores of medical students of your predecessor in years past with undated Net Promoter Scores of Harvard University and the
         Wharton School. Explain why this information is relevant and comparable.
Extensive M&A track record, page 8

10. We note your disclosure of your capabilities and track record of integrating acquisitions.
         We also note that you are still in the process of implementing certain measures aimed to improve the profitability of your recent acquisitions, and that you have limited operating history as a consolidated company. Please qualify your disclosure of your track record and acquisitions to highlight that the integration of these recently-acquired entities is
 Virgilio Deloy Capobianco Gibbon
Afya Ltd
May 3, 2019
Page 3
         ongoing. Also highlight that your previous acquisitions and status as a new consolidated company entails a number of challenges, such as effectively integrating and managing a growing number of campuses. Describe with greater specificity the integration model you refer to.
Our Corporate Reorganization, page 10

11. Explain why Crescera will make an additional contribution of its 15% interest in UEPC to your share capital in the second quarter of 2019 as part of the restructuring.
Our Corporate Structure, page 10

12. Revise your corporate organizational chart depicting your structure post-reorganization and post-offering to reflect both the economic ownership and respective voting control percentages of your existing shareholders, the minority shareholders and public shareholders. Replace your reference to "Free Float" with a reference to public shareholders. Lastly, ensure that your chart is readable, as the lower levels of the organization are currently illegible.
Risk Factors
Any increase in the attrition rates of students in our education programs may adversely affect our results of operations, page 29

13. To provide context, provide your historical attrition rates and any projected attrition rates.
Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us, page 34

14. We note your disclosure of the public civil proceedings involving your chairman and one of your controlling shareholders. You state that penalties may be imposed, including a five year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits, including Afya. Expand your discussion of these risks to quantify the potential adverse affect to your results of operations should such a penalty be imposed.
We may be adversely affected if the government changes its investment strategy in education, page 37

15. Disclose whether management is aware of any pending policy changes or proposed
FirstName LastNameVirgilio Deloy Capobianco Gibbon in the education sector. Clarify legislation affecting the level of public investment
Comapany NameAfya institutions have any competitive advantages over you in the admissions whether public Ltd
May 3,process, such as perceived prestige or financial incentives.
        2019 Page 3
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 Virgilio Deloy Capobianco Gibbon
FirstName LastNameVirgilio Deloy Capobianco Gibbon
Afya Ltd
Comapany NameAfya Ltd
May 3, 2019
May 3, 2019 Page 4
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The Esteves Family and Crescera, our largest group of shareholders...will control all matters requiring shareholder approval, page 45

16. State whether the combined voting control of the Esteves Family and Crescera implicates any stock exchange listing rule. Also clarify whether the Esteves Family and Crescera may unilaterally amend your corporate governance and organizational documents.
We are a Cayman Islands exempted company with limited liability. The rights of our shareholders..., page 48

17. Revise your disclosure under this risk factor header to address fiduciary duties owed by a controlling shareholder to a company and its shareholders under Cayman Islands law.
         Discuss how the fiduciary duties owed by a controlling shareholder may differ under
         Cayman Islands law from U.S. corporate law and how that might affect the ability of your shareholders or the Company to protect their respective interests. Corporate Events, page 56

18. Please revise to clarify if you expect to renegotiate the guarantees between BR Health and the Esteves Family in conjunction with this offering.
Market Share and Other Information, page 58

19. We note that you commissioned a report by Accenture that you reference throughout your disclosure. Please file a consent from Accenture.
Non-GAAP Financial Measures, page 70

20. We note your disclosures on page 58. Please revise to more clearly explain the usefulness of your Operating Cash Conversion Ratio measure and what it tells investors about your business. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K. Combined Tuition Fees, page 73

21. You disclose on page 74 that combined tuition fees is the sum equal to the total tuition fees charged to students, as recorded in internal accounting records. Please tell us and revise to address the following:
           Why management presents this measure and how it provides useful information to investors since it is not based entirely on your operating history;
           Explain what is meant by "internal accounting records" and describe how they relate to systems and records used to prepare your IFRS financial statements;
           Tell us why you believe it is appropriate to include CCSI in this metric despite having excluded this entity from your Pro Forma Condensed Consolidated Statement of
             Income on page 76; and
           Clarify the basis on which combined tuition fees are presented and how this metric
 Virgilio Deloy Capobianco Gibbon
FirstName LastNameVirgilio Deloy Capobianco Gibbon
Afya Ltd
Comapany NameAfya Ltd
May 3, 2019
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             differs from pro forma revenue. For example, it is unclear if the metric reflects gross tuition fees billed, is presented net of scholarship and other discounts or is presented on some other basis.

Reconciliation between Pro Forma Adjusted EBITDA and Pro Forma Net Income, page
73

22. Please revise your column titled "pro forma adjustments" to include a footnote that cross-
         references to the explanation of these adjustments on page 76. Clarify if the amounts shown in the table are presented in thousands of reais. Please make similar revisions to your table on page 92.
Selected Financial and Other Information
Operating Data (Historical), page 73

23. Please revise the table on page 73 to exclude the number of Medcel preparatory courses as of December 31, 2018 and 2017. As noted in your disclosure, you did not acquire Medcel until March 2019. Therefore, inclusion of historical operating data for periods prior to acquisition could be misleading to investors.
Unaudited Pro Forma Condensed Consolidated Financial Information, page 75

24. Please revise your table on page 76 to include separate columns demonstrating the impact
         (if any) of the additional 15% interest in UEPC to be acquired in April 2019 as well as the contribution of Afya Brazil to Afya as described on page 64.
25. We note in Note 1 the merger on March 29, 2019, in connection with the corporate reorganization, and the consummated and pending business combinations disclosed under
         Subsequent Events in Note 23. Pursuant to Article 11 of Regulation S-X, please provide a pro forma balance sheet as of your most recent historic balance sheet date, to give effect to the reorganization and the related mergers, if significant, and all consummated and probable significant business combinations since December 31, 2018 and advise us.
26. Please expand your pro forma income statement to give effect to the entities merged in the corporate reorganization and all consummated and probable significant business combinations since December 31, 2018, and advise us.
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income, page
77

27. Please revise your footnotes to more clearly explain the specific assumptions involved for each pro forma adjustment. Please refer to Rule 11-02 of Regulation S-X and also revise to specifically address the following:
           Pro forma adjustments should be presented gross on the face of the pro forma statements with a more detailed explanation of the components of the adjustments presented in the notes;
           Clarify how you have treated direct, incremental costs associated with each of your
 Virgilio Deloy Capobianco Gibbon
FirstName LastNameVirgilio Deloy Capobianco Gibbon
Afya Ltd
Comapany NameAfya Ltd
May 3, 2019
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             acquisitions for purposes of these pro forma financial statements; Provide a schedule showing the calculation of the purchase price of each acquisition
             (including the value assigned to non-cash portions);
             Disclose the expected useful lives or amortization periods of significant assets acquired, including identified intangibles; and
             Tax effects should be calculated with reference to the statutory rate in effect during the periods for which pro forma statements are presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 78

28. You disclose that two of your new undergraduate campus awards under the "Mais
         Medicos" program are currently suspended. Please revise your MD&A either here or elsewhere to more fully describe the potential impact that the suspension could have on your business, including but not limited to your growth prospects, future liquidity and results from operations. Refer to Item 303(a) of Regulation S-K. Key Business Metrics
Medical School Regulatory Capacity and Capacity at Maturation, page 80

29. Explain what the Capacity at Maturation metric is designed to show, why your medical schools have a six year maturation cycle and what a maturation cycle represents. Explain how medical school regulatory capacity and capacity at maturation provide visibility into your medical school enrollments contracted growth.
Liquidity and Capital Resources, page 92

30. You disclose on page F-57 that you entered into agreements to purchase FASA and
         IPEMED during 2019. You also disclose page 62 that you intend to use proceeds from this offering to fund future acquisitions. Please revise your MD&A to explain how your liquidity and capital resources are likely to be affected by the FASA and
         IPEMED acquisitions. Please also disclose the extent to which you need the proceeds from this offering to close on those transactions. Please refer to
Item 303(a)(1) of
         Regulation S-K.
Business
Our Competition, page 130

31. In the table on page 130 and on page 131, you disclose that you had 1,167 medical seats as of December 31, 2018. This is not consistent with disclosures elsewhere in the filing
         (including on the bottom of page 1) that indicate you had 917 medical school seats as of
         December 31, 2018. Please revise accordingly, noting that medical seats related to acquisitions completed after December 31, 2018 should be excluded from this figure.
         Please also clarify how the number of medical school seats correlates to the number of undergraduate medical degree students.
 Virgilio Deloy Capobianco Gibbon
FirstName LastNameVirgilio Deloy Capobianco Gibbon
Afya Ltd
Comapany NameAfya Ltd
May 3, 2019
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Our Lifelong Medical Learner Clients, page 133

32. Supplementally provide us with consents for the individuals quoted in your testimonials section. In addition, please disclose whether any of these individuals were compensated for their testimonials.
Audited Consolidated Financial Statements - NRE Participa  es S.A.
1 Corporate Information, page F-8

33. Please clarify if you consider your merger with BR Health and Guardaya to be a common control transaction as described in paragraphs 2(c) and B1-B4 of IFRS
3. If so, with
         respect to each entity, please identify for us the controlling party and explain the basis for their control.

2 Significant Accounting Policies
q) Revenue from Contracts with Customers, page F-22

34. We note from your disclosures on page 127 that you offer a variety of education products and services including medical schools, preparatory courses, graduate courses, allied health programs and other programs. Please revise to disclose the nature of the specific goods and services that you consider separate performance obligations, including (if applicable) any licenses which may be granted in connection with preparatory courses.
         Please also describe the judgements used in determining both the timing of satisfaction and amounts allocated to each performance obligation. Refer to paragraphs 119, 124-125 and B52-B56 of IFRS 15.
35.      Please revise to address the following:
           Disclose what advances from customers represent and where they are classified in your statement of financial position;
           Disclose how the timing of satisfaction of performance obligations relates to the typical timing of payment and the effect that those factors have on the contract asset and contract liability balances;
           Clarify when control over your performance obligations is transferred to your customers and the pattern of revenue recognition associated with advances from customers; and
           Provide the disclosures required by paragraph 116 of IFRS 15.
4 Business Combinations, page F-29

36. Please tell us how you determined that the acquisitions of IPTAN and IESVAP were not common control transactions. Refer to paragraphs 2(c) and B1-B4 of IFRS
         3. Additionally, please tell us if the terms of this related party arrangement are equivalent to those that prevail in arms length transactions. If so, please refer to paragraph 23 of IAS
         24 and revise your filing accordingly.
 Virgilio Deloy Capobianco Gibbon
Afya Ltd
May 3, 2019
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16. Earnings per share, page F-52

37. Please disclose, in quantified detail, your calculations of the weighted average number of outstanding shares used in your calculations of earnings per share. 17 Revenue, page F-53

38. We note that elsewhere in the filing you disclose metrics related to tuition fees by type of product and/or service (for example, medical school programs, undergraduate health sciences programs and other undergraduate programs). Please tell us how you considered providing disaggregated net revenue disclosures for those same categories. Please refer to paragraph 114 of IFRS 15.
23 Subsequent Events, page F-57

39. To the extent applicable, please revise your discussion of the FASA and IPEMED acquisitions to provide the disclosures required by paragraphs 59-63 of IFRS 3.
40. Please tell us how you considered the need for historical financial statements and pro forma information for IPEMED. Please refer to Rule 3-05 of Regulation S-X.
General

41. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at (202)
551-3350 with any other questions.



FirstName LastNameVirgilio Deloy Capobianco Gibbon             Sincerely,
Comapany NameAfya Ltd
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